UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

The3rdBevCo Inc.

(Exact name of issuer as specified in its charter)

New York	84-3292369
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2805 Veterans Highway, Suite 15

Ronkonkoma, NY 11779

(Full mailing address of principal executive offices)

516-448-6009

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our semiannual financial condition and results of operations contains forward-looking statements and should be read in conjunction with the audited financial statements and the notes thereto of The3rdBevCo, Inc. (the “Company”, “we”, “our” or “us”) for the year ended December 31, 2021, included on Form 1-K. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” in the Company’s Form 1-A filed and effective on December 30, 2020.

The Company

The3rdBevco Inc. (the “Company”, “we”, “our”, “us”) was originally incorporated on October 2, 2019 as LAID Beverages Inc. (LAID) under the laws of the State of New York. On January 24, 2020, we changed our name from LAID Beverages Inc. to The3rdBevco Inc. to reflect a multi-brand beverage company. We are a development stage beverage company that intends to offer a diverse portfolio of on-trend branded products including energy drinks, and non-alcoholic spirits. These products will come in sleek, colorful, no-nonsense packaging, giving buyers the energy, confidence, and pleasure to make the most of their moment. We are a development stage company with minimal assets and no revenue. We have a business plan and fully developed product offerings that are ready for production and distribution. We will require outside capital of approximately $30 million in order to implement our business plan.

Basis of Presentation

The accompanying semiannual financial statements are unaudited and have been prepared in in conformity with accounting principles generally accepted in the United States of America (GAAP) and in accordance with instructions to Form 1-SA. Preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. In the opinion of management, all adjustments, which consist of normal recurring adjustments necessary for a fair statement of the financial statements. These accounting estimates reflect the best judgment of management, but actual results could differ. Form 1-SA should be read in conjunction with the Financial Statements included in our Annual Report on Form 1-K for the year ended December 31, 2021. If not materially different, certain note disclosures included therein have been omitted from these semiannual financial statements on Form 1-SA. Results of operations reported for the semiannual period are not necessarily indicative of results for the entire year.

Our significant accounting policies are summarized in Note 3 of our audited financial statements included in our annual report on Form 1-K. While all of our accounting policies included in our audited financial statements impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this report. There were no significant accounting policies adopted during the semiannual period ended June 30, 2022.

Semiannual Period Ended June 30, 2022 as Compared to June 30, 2021 (“last year”)

Revenues. We are a development stage corporation with limited operations and no revenues from our business operations during the semiannual period ended June 30, 2022 or 2021.

Operating Expenses. Our operating expenses principally consists of salary and related expenses paid to our Chief Executive Officer and sole employee, marketing and promotion, professional fees paid to start-up consultants and advisors, rent and general administrative costs to support the Company’s start-up operations. During the semiannual period ended June 30, 2022, operating expenses were $633,986 compared to $236,462 in 2021. The increase in operating expenses is due to interest accrued on unpaid officers’ salary, digital marketing and accrued professional fees payable to advisors in connection with launching the Company’s capital raise and preliminary brand marketing and promotion costs to pursue a new celebrity spirit drink line.

Interest Expense. During the semi-annual period ended June 30, 2022, interest expense was $174,157 compared to $18,307 in 2020. The increase reflects accrued contingent success fee payment of additional interest of $100,000 and the remainder accrued interest and original issue discount amortization associated with convertible promissory notes issued during 2021.

Provision for Income Taxes. We have no provision for income taxes as the Company is generating net operating losses. The Company placed a full valuation allowance against approximately $602,510 in deferred tax assets generated since inception due to the uncertainty of generating taxable income to utilize the deferred tax assets. The Company does not expect to incur significant income tax expense until significant operations commence.

Net Loss. Our net loss for the semi-annual period ended June 30, 2022, was $808,143 as compared to $254,769 in 2021.

Liquidity and Capital Resources

Networking Capital

As of June 30, 2022, we had a cash balance of $67,174 and a net negative networking capital balance of $1,559,097. We are an early development stage company with significantly limited financial resources and our plan to enter energy drink beverage market cannot be funded with our existing resources. We raised initial capital through convertible promissory notes and recently began to raise capital through our Regulation A Tier 2 offering. We expect to continue to utilize a combination of convertible debt and equity capital offerings to fund our business plan over the next 12 to 16 months.

Going Concern

We are a development stage corporation with limited operations and no revenues from our business operations. Our auditors previously issued a going concern opinion since inception of our business. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months. We do not anticipate that we will generate significant revenues until we have raised the funds necessary to conduct our business plan. There is no assurance we will ever generate revenue even if we raised all necessary funds.

Our management team has significant experience in the beverage industry and raising capital in a start-up environment. We have an experienced advisory board and financial advisors familiar with the start-up space and remain committed to our success. Our management team remains focused on continuing to raise capital, developing a select portfolio of branded product offerings and ultimately full production and distribution of our product offerings to our target consumer markets.

While we were able to raise capital through convertible promissory notes and common stock issuances since our inception, our ability to continue to raise funds on commercially reasonable terms for a start-up may not be possible if the U.S. capital markets tighten up amid current U.S. federal reserve decision to begin raising the benchmark federal funds interest rate to dampen consumer price inflation. Historically, whenever the U.S. federal reserve engages in quantitative tightening of credit by raising interest rates, it often dampens economic growth and limits capital expansion in the debt and equity markets. We cannot reliably predict future capital market conditions, our ability to raise additional capital at commercially reasonable terms may not be possible, if at all, to fund our business plans to develop, market, sell and distribute our branded product offerings. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected.

We believe that our capital resources are insufficient for ongoing operations, with minimal current cash reserves, particularly given the resources necessary to expand our business. We will likely require considerable amounts of financing to make any significant advancement in our business strategy to develop, market, sell and distribution our energy drinks. As we cannot predict the time at which revenue will exceed expenses, we anticipate the need to raise capital through additional equity issuances in other established public stock exchanges. There is presently no agreement in place that will guarantee financing for us, and we cannot assure you that we will be able to raise any additional funds, or that such funds will be available on acceptable terms. Funds raised through future equity financing will likely be substantially dilutive to current shareholders. Lack of additional funds will materially affect our business and may cause us to substantially curtail or even cease operations. Consequently, you could incur a loss of your entire investment in our business. We believe these cumulative factors raise doubt about our ability to continue as a going concern.

Cash Flows

Cash Flows from Operating Activities

▪	Net cash used in operating activities during the semiannual period ended June 30, 2022 was $592,726 related to cash paid to settle accrued officer compensation, marketing and advisory fees associated with the Tier 2 Regulation A offering.

▪	Net cash used in operating activities during the semiannual period ended June 30, 2021 was $232,649 related to cash paid to settle accrued officer compensation.

Cash Flows from Investing Activities

▪	There were no significant cash investing activities during the semiannual periods ended June 30, 2022 and 2021.

Cash Flows from Financing Activities

▪	Net cash provided by financing activities during the semiannual period ended June 30, 2022 was $632,743. The Company issued shares of common stock in connection with its Tier 2 Regulation A offering and raised net proceeds of $696,778. The Company also repaid $50,000 in convertible promissory notes and paid principal payments of $14,035 in connection with an operating lease liability. Net proceeds raised were used for working capital purposes.

▪	Net cash provided by financing activities during the semiannual period ended June 30, 2021 was $260,825. The Company issued convertible promissory notes in the amount of $225,000, received a $16,325 advance from a stockholder and a $19,500 economic injury disaster loan advance, all of which were used for working capital purposes.

12-Month Plan of Operation

Our business plan remains unchanged since the initial filing of our Form 1-A. We expect to incur a cash burn of $30 million (excluding legal and offering costs) over the next 12-18 months to acquire a storage and distribution warehouse, staff to support our sales and operational efforts, marketing and promotion advertisements through recognized social media networks and other marketing channels, product promotion samples, administrative support costs, offering costs and other administrative support costs. We expect to raise enough capital to move forward with our business plan and enable us sufficient cash flow to successfully launch our beverage offerings.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 2. Other Information

Transfer Agent

The transfer agent for our common stock is V Stock Transfer LLC located at 18 Lafayette Place Woodmere, NY 11598 or available through the internet at www.vstocktransfer.com.

Item 3. Financial Statements

THE3RDBEVCO INC.

Condensed Balance Sheets

(Unaudited - Expressed in U.S. Dollars)

	JUNE 30,	DECEMBER 31,
	2022	2021

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$67,174	$27,157
Accounts receivable, net of allowance for doubtful accounts	105,250	-
Prepaid and other assets	604	33,320

Total current assets	$173,028	$60,477

NONCURRENT ASSETS
Right of use asset	40,759	56,043
Other long-term assets	5,600	5,600

TOTAL ASSETS	$219,387	$122,120

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$268,738	$95,620
Accrued officer compensation	199,795	290,779
Accrued interest payable	167,272	27,665
Convertible promissory note payable	543,200	558,650
Current portion of operating lease liability	30,895	28,959
Stockholder advances	22,225	22,225
Accrued brand development fee, related party	500,000	500,000

Total current liabilities	1,732,125	1,523,898

NON-CURRENT LIABILITIES
EIDL loan advance	19,500	19,500
Operating lease liability	11,143	27,114

Total non-current liabilities	30,643	46,614

TOTAL LIABILITIES	1,762,768	1,570,512

STOCKHOLDERS’ DEFICIT
Preferred stock, Series B, $0.0001 par value; 1 share authorized; shares issued and outstanding were 1 and none, respectively	-	-
Common stock, $0.0001 par value; 100,000,000 shares authorized; issued and outstanding were 24,723,499 and 23,079,999, respectively	2,473	2,308
Additional paid-in capital	777,850	64,861
Treasury stock	(8,750)	(8,750)
Accumulated deficit	(2,314,954)	(1,506,811)

Total stockholders’ deficit	(1,543,381)	(1,448,392)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$219,387	$122,120

The accompanying notes are an integral part of these condensed interim unaudited financial statements

THE3RDBEVCO INC.

Condensed Interim Statement of Operations

(Unaudited - Expressed in U.S. Dollars)

	SIX MONTHS ENDED
	JUNE 30,
	2022	2021

REVENUES	$-	$-
COSTS OF GOODS SOLD	-	-

GROSS PROFIT	-	-

OPERATING EXPENSES
Officer compensation and related expenses	269,414	153,309
Product development	10,000	-
Marketing and promotion expense	118,221	30,565
Professional fees	140,316	26,221
General and administrative expenses	80,751	26,367
Depreciation and amortization	15,284	-

Total operating expenses	633,986	236,462

LOSS FROM OPERATIONS	(633,986)	(236,462)
INTEREST EXPENSE	(174,157)	$(18,307)

LOSS BEFORE INCOME TAX PROVISION	(808,143)	(254,769)
INCOME TAX PROVISION	-

NET LOSS	$(808,143)	$(254,769)

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.01)

BASIC WEIGHTED WEIGHTED-AVERAGE SHARES OUTSTANDING	24,164,505	19,038,055

The accompanying notes are an integral part of these condensed interim unaudited financial statements

THE3RDBEVCO INC.

Condensed Interim Statement of Changes in Stockholders’ Deficit

(Unaudited - Expressed in U.S. Dollars)

					Additional
	Preferred Stock		Common Stock		Paid-In	Treasury	Accumulated
	Issued	Amount	Issued	Amount	Capital	Stock	Deficit	Total

Balance, December 31, 2021	1	$-	23,074,999	$2,308	$64,861	$(8,750)	$(1,506,811)	$(1,448,392)
Common stock issued for services	-	-	910,000	91	14,378			14,469
Common stock issued for Regulation A offering	-	-	738,500	74	695,369	-	-	695,443
Warrants issued for Regulation A offering	-	-	-	-	1,335			1,335
Stock compensation expense non-qualified stock options	-	-	-	-	1,907			1,907
Net loss	-	-	-	-	-	-	(808,143)	(808,143)
Balance, June 30, 2022	1	$-	24,723,499	$2,473	$777,850	$(8,750)	$(2,314,954)	$(1,543,381)

					Additional
	Preferred Stock		Common Stock		Paid-In	Treasury	Accumulated
	Issued	Amount	Issued	Amount	Capital	Stock	Deficit	Total

Balance, December 31, 2020	1	$-	18,599,999	$1,860	$(1,320)	$-	$(901,781)	$(901,241)
Common stock issued with convertible notes	-	$-	1,175,000	117	16,802			16,919
Net loss							(254,769)	(254,769)
Balance, June 30, 2021	1	$-	19,774,999	$1,977	$15,482	$-	$(1,156,550)	$(1,139,091)

The accompanying notes are an integral part of these condensed interim unaudited financial statements

THE3RDBEVCO INC.

Condensed Interim Statement of Cash Flows

(Unaudited - Expressed in U.S. Dollars)

	SIX MONTHS ENDED
	JUNE 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(808,143)	$(254,768)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	15,284	-
Amortization of original issue discount	34,550	11,691
Share-based compensation expense	1,907	-

Changes in operating liabilities:
Accounts receivable and unbilled accounts receivable	(105,250)	-
Prepaid expenses and other current assets	32,717	-
Accounts payable	173,118	(1,221)
Accrued interest payable	154,076	6,615
Accrued officer compensation	(90,985)	5,034
Net cash used in operating activities	(592,726)	(232,649)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from convertible promissory note issuances	0	225,000
Proceeds from stockholder advances	-	16,325
Proceeds from EIDL loan advance	-	19,500
Repayment of convertible promissory note issuances	(50,000)	-
Principal payments under finance lease obligations	(14,035)	-
Proceeds from Regulation A common stock share issuance	696,778
Net cash provided by financing activities	632,743	260,825

NET CHANGE IN CASH	40,017	28,176
CASH, beginning of period	27,157	230
CASH, end of period	$67,174	$28,406

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest	$-	$-
Income taxes	$-	$-

NON-CASH FINANCING ACTIVITIES:
1,175,000 shares of common stock issued with convertible notes	$-	$16,919
200,000 shares of common stock issued in exchange for legal services	$3,180	$-
710,000 shares of common stock issued in exchange for services	$11,289	$-

The accompanying notes are an integral part of these condensed interim unaudited financial statements

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

The3rdBevCo, Inc. (referred as the “Company”) was incorporated in the State of New York and established on October 2, 2019 (“Inception” or “2019”) under the name LAID Beverages Inc. On January 24, 2020, the Company officially changed its name from LAID Beverages Inc. to The3rdBevCo Inc. as part of its multi-product brand strategy which includes the development of three differentiated brand offerings under the brand names LAID, CHILL’D and ProsecGO. The Company is a development-stage Company formed to commence operations related to development, distribution, sales, and marketing of beverages. The Company’s principal headquarters is located at 2805 Veterans Highway, Suite 15, Ronkonkoma, NY 11779.

The ongoing COVID-19 global and national health emergency has caused significant disruption in the international and United States economies and financial markets. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The spread of COVID-19 has caused illness, quarantines, cancellation of events and travel, business and school shutdowns, reduction in business activity and financial transactions, labor shortages, supply chain interruptions and overall economic and financial market instability. The COVID-19 pandemic has the potential to significantly impact the Company’s planned start-up activities and capital raise. Additionally, the Company’s service providers and their operations may be disrupted, which could result in additional disruptions or delays in development of the Company’s brands and promotional products.

The Company is not able to estimate the duration of the pandemic and potential impact on the business if disruptions occur. To date, the Company is not aware of any such disruptions. In addition, a severe prolonged economic downturn could result in a variety of risks to the business, including weakened demand for product and a decreased ability to raise additional capital when needed on acceptable terms, if at all. As the situation continues to evolve, the Company will continue to closely monitor market conditions and respond accordingly.

NOTE 2 – GOING CONCERN

The Company’s financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations and liquidation of liabilities in the normal course of business. As reflected in the financial statements, the Company has no significant assets and an accumulated deficit and working capital deficit of $2,314,954 and $1,559,097, respectively, as of June 30, 2022, and incurred a net loss and used cash in operations of $808,143 and $607,104, respectively, for the semi-annual period ended June 30, 2022. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date of this report. The ability of the Company to continue as a going concern is dependent on the Company’s ability to implement its business plan, raise capital, and generate sufficient revenues. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company is a development stage corporation with limited operations and no revenues from business operations. The Company has performed an annual assessment of its ability to continue as a going concern as required under ASU No. 2014-15, Presentation of Financial Statements – Going Concern (“ASU No. 2014-15”) and concluded that the ability of the Company to continue as a going concern is dependent upon the Company’s ability to raise additional funds by way of a Regulation A, Tier 2 security offering of up to $50 million in proceeds which will be used to implement its full business plan. The Company has submitted for an extension of its Regulation A offering through 2022.

The Company’s business plan includes an anticipated cash burn of $30 million (excluding legal and offering costs) over the next 12-18 months to acquire a storage and distribution warehouse, staff to support sales and operational efforts, marketing and promotion advertisements through recognized social media networks and other marketing channels, product promotion samples, administrative support costs, and other administrative support costs. The Company’s business plan assumes a successful Regulation A, Tier 2 security offering of $50 million. While the Company believes in the viability of its strategy to raise the required capital and to commence operations with sufficient revenue to generate a profit, there can be no assurances to that effect.

NOTE 3 – SUMMARY OF SIGNIFCANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed interim unaudited semi-annual financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The results of operations for the semi-annual period ended June 30, 2022 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2022 or for any other future annual or interim period. These condensed interim unaudited financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Form 1-K for the year ended December 31, 2021.

Development Stage Company

The Company is a development stage company as defined in ASC 915 “Development Stage Entities.”. The Company is devoting substantially all of its efforts on establishing the business and its planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company’s development stage activities. The Company has elected to adopt application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. Upon adoption, the Company no longer presents or discloses inception-to-date information and other remaining disclosure requirements of Topic 915.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates include the valuation allowance against deferred tax assets and fair value of stock-based compensation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for purposes of these financial statements. Interest-bearing cash deposits maintained by financial institutions in the United States of America are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to a maximum of $250,000. The Company had cash balances in excess of FDIC limits as of June 30, 2022. The Company had no cash balances in excess of FDIC Limits as of December 31, 2021.

Convertible Debt

The Company has raised short-term capital with convertible promissory notes. The Company evaluates the terms of convertible debt issues to determine whether there are embedded derivative instruments, including embedded conversion options, which are required to be bifurcated and accounted for separately as derivative financial instruments. In circumstances where the host instrument contains more than one embedded derivative instrument, including the conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument. If a security or instrument becomes convertible only upon the occurrence of a future event outside the control of the Company, or, is convertible from inception, but contains conversion terms that change upon the occurrence of a future event, then any contingent beneficial conversion feature is measured and recognized when the triggering event occurs, and contingency has been resolved. Conversion features are accounted for as set forth below:

●	Embedded Derivatives. If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative using the Black Scholes method upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The convertible debt derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the statement of operations. The debt discount is amortized through interest expense over the life of the debt.

●	Beneficial Conversion Feature. If the conversion feature is not treated as a derivative, the Company assesses whether it is a beneficial conversion feature (“BCF”). A BCF exists if the conversion price of the convertible debt instrument is less than the stock price on the commitment date. This typically occurs when the conversion price is less than the fair value of the stock on the date the instrument was issued. The value of a BCF is equal to the intrinsic value of the feature, the difference between the conversion price and the common stock into which it is convertible and is recorded as additional paid in capital and as a debt discount in the consolidated balance sheets. The Company amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the statements of operations. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the statements of operations.

●	Stock issued as consideration with Convertible Debt. The Company treats the issuance of shares of common stock in connection with the issuance of convertible debt as a debt discount, which is recorded as a contra-liability against the debt and amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the statement of operations. The offset to contra-liability is recorded as additional paid in capital if the stock consideration is not treated as a derivative. The Company determines the value of stock issued in connection with convertible debt based on the most recent Section 409A valuation.

If the conversion feature does not qualify for either the derivative treatment or as a BCF, the convertible debt is treated as traditional debt.

Fair Value of Financial Instruments

The Company accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

▪	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments in active markets. Level 1 investments include U.S. government securities, common and preferred stock, and mutual funds. Level 1 derivative assets and liabilities include those actively traded on exchanges. There are no assets or liabilities for which level 1 inputs are applied.

▪	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies. Level 2 inputs are used to determine the fair value of stock option grants.

▪	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. There are no assets or liabilities for which level 3 inputs are applied.

The estimated fair value of certain financial instruments, including accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Income Taxes

The Company accounts for income taxes pursuant to the provision of ASC 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

The Company had not previously filed its corporate tax returns since inception and accordingly accrued related late filing penalties of $435 per unfiled return. The Company filed all past due returns in 2021. The Company filed an extension to complete its 2021 corporate tax return.

Revenue from Contracts with Customers

The Company adopted ASC 606, Revenue from Contracts with Customers, upon its inception on October 2, 2019. Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company’s performance obligation will generally consist of the promise to sell concentrates or finished products to bottling partners, wholesalers, distributors, or retailers. Control of the concentrates or finished products will be transferred upon shipment to, or receipt at, the customers’ locations, as determined by the specific terms of the contract. Once control is transferred to the customer, the Company has completed its performance obligation, and revenue will be recognized. The Company’s standard sales terms generally do not allow for a right of return except for matters related to any manufacturing defects caused by the Company. After completion of the Company’s performance obligation, there is an unconditional right to consideration as outlined in the contract. There were no contracts with customers entered into during the semiannual period ended June 30, 2022 or 2021. The Company has not recognized any revenues since its inception.

Advertising, Marketing and Promotion Costs

The Company expenses advertising, marketing and promotion costs related to its beverage products in the period in which the expenditure is incurred. Beverage products will be promoted through recognized social media networks and other marketing channels, and through product promotion samples at targeted events. During the semiannual periods ended June 30, 2022 and 2021, the Company incurred website, general marketing, branding and promotion costs of $118,221 and $30,565, respectively.

Shipping and Handling Costs

Shipping and handling costs related to the movement of goods from manufacturing locations to sales distribution centers or from manufacturing locations or sales distribution centers to end customers will be included in cost of goods sold in the statement of operations. The Company’s customers will generally not pay separately for shipping and handling costs. Upon adoption of ASC 606, the Company made a policy election to recognize the cost of shipping and handling activities that are performed after a customer obtains control of the goods as costs to fulfill the promise to provide goods to the customer. As a result of this election, the Company does not evaluate whether shipping and handling activities are services promised to customers. If revenue is recognized for the related goods before the shipping and handling activities occur, the related costs of those shipping and handling activities are accrued. There were no shipping and handling costs incurred during the semiannual periods ended June 30, 2022 or 2021.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, and operating lease liabilities in the balance sheets. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Lease agreements do not typically provide an implicit rate, as such the Company uses its incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For lease agreements with lease and non-lease components are generally accounted for separately.

Stock-Based Compensation

Stock-based compensation is accounted for based on the requirements of ASC 718 – “Compensation–Stock Compensation”, which requires recognition in the financial statements of the cost of employee, non-employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The ASC also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Basic Net Loss Per Share

The Company computes net loss per share in accordance with FASB ASC 260 “Earnings per Share”. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. As of June 30, 2022, there were convertible debt instruments (see Note 5) that could be converted at a price of $1.00 per share into 543,200 shares of common stock; however, inclusion would be anti-dilutive. There were no potentially dilutive shares outstanding as of June 30, 2021.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective accounting pronouncements, when adopted, will have a material effect on the accompanying financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

Accrued Officer Compensation

On October 8, 2019, the Company entered into a five-year employment agreement (“Agreement”) with Mr. Peter Scalise, III, the Company’s President and Chairman of the Board. The Agreement is noncancelable in the first year unless death or disability occurs. Under the terms of the Agreement, the employee is entitled to a gross base annual salary of $225,000, payable weekly, subject to annual increases tied to the change in the consumer price index. On January 1, 2022, the board of directors approved an increase in gross base annual salary to $365,000 with no additional changes in the terms and conditions of the Agreement. Unpaid or salary deferrals shall bear interest of 15% simple interest which is included in accrued salary payable. Additionally, Mr. Scalise is entitled to fixed monthly expense allowances of $1,700. The Company has not been able to timely repay past due and current salary commitments required under the Agreement as they become due. Accrued officer compensation consisted of the following:

	JUNE 30,	DECEMBER 31,
	2022	2021

Accrued salary payable	$129,675	$246,699
Accrued direct deposit payable	6,674	-
Accrued payroll tax	46,867	27,617
Accrued monthly allowances	16,579	16,463

Total accrued expenses	$199,795	$290,779

Under the Agreement, Mr. Scalise is eligible to earn a bonus equal to 3% of the Company’s adjusted gross income (defined as gross revenues less costs to general such revenue and related operating expenses) and 3% of the Company’s pretax profit from operations. All earned incentive bonuses shall be payable 50% in cash and 50% in equity within 30 days after issuance of the annual audited financial statements. No bonus was earned or accrued as of June 30, 2022 or 2021, as the Company remains a development stage company with no revenues or net profit.

Accrued Brand Development Fee, Related Party

Further, per the Agreement Mr. Scalise is entitled to a brand development fee of $500,000 payable within 30 days of written request. The brand development fee is to be paid out of Company funds derived from proceeds in connection with a capital raise or line of credit. The Company accrued the full amount of his brand development fee upon execution of the Agreement which is presented on the accompanying balance sheet. As of the date of these financial statements, Mr. Scalise did not issue a demand for payment of the brand development fee. Accrued brand development fee consisted of the following:

	JUNE 30,	DECEMBER 31,
	2022	2021

Accrued brand development fee, related party	$500,000	$500,000

Total	$500,000	$500,000

Stockholder Advance

During the semi-annual period ended June 30, 2022, there were no stockholder loan advances or repayments. As of June 30, 2022, unpaid Stockholder loan advances were $22,225. These Stockholder loan advances are due on demand and are reported as current liabilities on the balance sheet.

Sublease Agreement

In June 2020, the Company executed a twelve-month sublease agreement with a related entity majority owned by the Company’s Chief Executive Officer, founder and majority stockholder. During the semi-annual period ended June 30, 2021, the Company incurred rent expense with this related party under the sublease agreement totaling $3,500 which is included in general and administrative expenses on the statement of operations. As of June 30, 2022, the Company owed the related entity $3,450 for unpaid rent which has been included in accounts payable and accrued expenses on the accompanying balance sheet.

NOTE 5 – DEBT

The Company has convertible promissory notes payable (“Convertible Notes”) and an Economic Injury Disaster Loan payable.

Convertible Notes. During the semiannual period ended June 30, 2022, the Company did not issue any additional Convertible Notes. Convertible promissory notes issued bear interest ranging from 11% to 14%, original issuance discounts of 10%, where applicable, and with maturities ranging from 3 months to 12 months. There were Convertible Notes with a combined face value of $450,000, which permit an additional 6-month maturity extension with an increase in interest from the stated rate to 15%. In the event the Convertible Note holder elects not to convert into shares of common stock or the Company is unable to repay the Convertible Notes, there is a default cure provision that requires the issuance of an additional 25% (or 1,025,000 shares of the Company’s common stock) for no additional consideration. These convertible debt instruments may also include additional consideration in the form of shares of common stock and success fee incentives payable upon reaching a minimum level of capital raised.

The Company’s convertible promissory notes payable (“Convertible Notes”) consisted of the following:

	JUNE 30,	DECEMBER 31,
	2022	2021

Convertible Promissory Note, dated December 17, 2020, bearing interest at 11% per annum payable upon maturity on May 16, 2022.	$8,200	$8,200
Convertible Promissory Note, dated February 16, 2021, bearing interest at 12.5% per annum payable upon maturity on August 17, 2022. On June 28, 2022, partially repaid principal of $50,000.	50,000	100,000
Convertible Promissory Note, dated June 16, 2021, bearing interest at 15% per annum payable upon extended maturity on December 15, 2022.	110,000	110,000
Convertible Promissory Note, dated September 17, 2021, bearing interest at 15% per annum payable upon extended maturity on September 16, 2022.	275,000	275,000
Convertible Promissory Note, dated December 3, 2021, bearing interest at 12.5% per annum payable upon maturity on December 3, 2022.	25,000	25,000
Convertible Promissory Note, dated December 9, 2021, bearing interest at 12.5% per annum payable upon maturity on December 8, 2022.	75,000	75,000

Total Convertible Promissory Notes Payable	$543,200	$593,200
Less: Unamortized Original Issue Discount	-	(34,550)
Net Convertible Promissory Notes Payable	$543,200	$558,650

The Convertible Notes above were issued to enable the Company to cover accrued salaries and to a lesser extent administrative start-up related costs. There were no beneficial conversion features recognized in connection with these Convertible Notes.

Success Fee Liability. A Convertible Note includes a future obligation to pay in cash up to $100,000 as additional interest upon the Company successfully raising at least $500,000 through its Tier 2 Regulation A offering. As of June 30, 2022, the Company has successfully raised more than $500,000. Based on this fact, the Company determined the success fee payment was probable and recorded interest expense and an offsetting success fee liability of $100,000.

Economic Injury Disaster Loan. On January 29, 2022, the Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $19,500, with proceeds to be used for working capital purposes. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning eighteen (18) months from the date of the SBA Note in the amount of $96.00. The balance of principal and interest is payable thirty years from the date of the SBA Note. In connection therewith, the Company received a $19,500 advance and classified this loan as long term.

NOTE 6 – LEASES

On September 29, 2021, the Company entered into a two (2) year office non-cancellable lease agreement commencing on November 1, 2021, which requires monthly lease payments of $2,800 plus a portion of operating expenses. This lease required an upfront security deposit of $5,600. The lease requires a total of $67,800 in rent payments of the life of the lease. This lease contains one 2-year extension with a rent adjustment equal to the greater of the change in the consumer price index or 4%.

The components of lease expense were as follows:

	SIX MONTHS ENDED
	JUNE 30,
	2022	2021

Operating lease cost:
Amortization of right of use assets	$15,284	$-
Interest on operating lease liability	2,766	-

Total operating lease costs	$18,050	$-

Supplemental cash flow information related to leases was as follows:

	SIX MONTHS ENDED
	JUNE 30,
	2022	2021

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$16,800	$-

Right of use assets obtained in exchange for lease obligations:
Operating leases	$-	$-

Supplemental balance sheet information related to leases was as follows:

	JUNE 30,	DECEMBER 31,
	2022	2021
Operating lease:
Right of use asset	$40,759	$61,138
Operating lease liability	$42,038	$56,073

Weighted average remaining lease term (in years):
Operating lease	1.3	1.8

Weighted average discount rate:
Operating lease	11.0%	11.0%

Future maturities of operating lease liabilities as of June 30, 2022:

Semiannual Period Ending June 30,
2023	$34,000
2024	11,400

Total lease payments	$45,400
Less: imputed interest	(3,362)

Total	$42,038

NOTE 6 – CAPITAL STRUCTURE

Capital Stock

As of June 30, 2022, the Company had 100,000,000 authorized shares of common stock with a par value of $0.0001, of which 24,723,499 shares were issued and outstanding. During the semi-annual period ended June 30, 2022, the Company issued shares of common stock as set forth below:

▪	Between January 1, 2022 and June 30, 2022, the Company issued 738,500 shares of common stock at a price of $1.00 per share in connection with its Tier 2 Regulation A offering. Each sale of common stock received one-eighth of one warrant to purchase common stock. Warrants issued have no stated expiration date.

▪	On January 25, 2022, the Company issued 200,000 shares of common stock to satisfy the requirements of its agreement with Mr. Cavalier. The Company also issued a total of 710,000 shares of common stock to advisors and consultants providing services in connection with start-up activities. The Company issued a total of 910,000 shares of common stock in exchange for legal, accounting, advisory and consulting services. The fair value of common stock issued for services was $14,469 based on the most recently issued Section 409A valuation report.

▪	During the semi-annual period ended June 30, 2021, the Company issued 1,175,000 shares of common stock as additional consideration for Convertible Notes issued during the period. The fair value of common stock issued was $16,919 based on the most recently issued Section 409A valuation report.

Preferred Stock

As of June 30, 2022, there was one authorized share of Series B preferred share with a par value of $0.0001, of which the sole share was issued and outstanding to Peter Scalise III, President and Chairman of the Board. There were no changes in the Series B rights.

NOTE 7 – STOCK OPTION AND AWARD PROGRAMS

The Company grants long-term equity awards under its stock-based compensation plans to certain employees, officers, directors, consultants, agents, advisors and independent contractors. Under the 2020 3rdBevCo, Inc. Incentive Plan (the “Plan”) approved by the Company’s board of directors and shareholders, the Company is authorized to issue up to 2 million shares of the Company’s common stock for grants of stock options, performance share units, restricted stock, restricted stock units and other specified award types, including cash awards with performance-based vesting criteria. These awards may be in the form of stock options, restricted stock units or awards, or other similar awards.

Stock option awards are generally granted with an exercise price equal to the fair value of the Company’s stock based on the current Section 409A valuation nearest to the date of grant. The fair value of each stock option award is estimated using a Black-Scholes Model and the Waterfall analysis and is expensed on a straight-line basis over the vesting period.

During the semiannual period ended June 30, 2022, the Company recognized in operating expenses share-based compensation expense of $1,575. There was no share-based compensation expense recognized during the semiannual period ended June 30, 2021.

A summary of non-qualified stock option activity as of June 30, 2022, and corresponding changes during the semi-annual period, are as follows:

	Shares	Weighted- Average Exercise Price

Outstanding as of January 1, 2022	500,000	$0.0147
Granted	-	-
Exercised/vested	-	-
Forfeited		-
Expired		-
Outstanding as of June 30, 2022	500,000	$-
Options vested and expected to vest as of June 30, 2022	62,500	$0.0147
Options exercisable as of June 30, 2022	62,500	$0.0147

There were no stock options issued, outstanding or vested as of or during the semiannual period ended June 30, 2021.

Stock options generally vest on the third anniversary of the grant date and have a maximum contractual term of 10 years from the date of grant. The weighted-average remaining contractual life and the aggregate intrinsic value (the amount by which the fair value of our stock price exceeds the exercise price of the option) of the stock options outstanding, exercisable, and vested and expected to vest as of June 30, 2022, were as follows:

	Outstanding	Exercisable	Vested and Expected to Vest

Weighted-average remaining contractual life (in years)	1.3	1.3	1.3
Aggregate instrinsic value	$7,950	$994	$994

As of June 30, 2022, there was $5,442 of total unrecognized compensation cost related to unvested options, which will be recognized ratably over the weighted-average remaining vesting period of 1.3 years.

The fair value of each option is estimated stock based on the current Section 409A valuation nearest to the date of grant.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Letter of Intent to Acquire Belight Ice Cream Brand. On February 23, 2022, the Company entered into a non-binding letter of intent to acquire the Belight Ice Cream brand from Profit4Life Corporation, a related party under common ownership by the Company’s Chief Executive Officer and Michael Kelly, a current stockholder of the Company. Assets include all proprietary formulations of all ice cream flavor. The purchase price is $850,000 payable in cash at a future closing which has not yet been determined. The Company intends to fund the purchase with funds raised in connection with its Regulation A Tier 2 offering.

Security Offering Raise Agreements. There were no changes in the Company’s contractual arrangements with Novation Solutions (digital capital raising platform services), The Dalmore Group (broker-dealer services) or William Cavalier, Esq. (start-up legal consulting services) in connection with the Company’s Regulation A Tier 2 offering.

NOTE 9 – SUBSEQUENT EVENTS

In accordance with ASC 855-10 the Company has analyzed its operations subsequent to the semi-annual period ended June 30, 2022, to the date these interim unaudited financial statements were issued and determined that the following were material subsequent events to disclose in these financial statements.

▪	On July 13, 2022, the Company announced a stock repurchase program under which two founding shareholders offered all their shares at a discount in a private transaction.

▪	On August 15, 2022, the Company entered into a non-binding letter of intent with Mr. Rorrey Fenty, brother to pop star Robyn (“Rhianna”) Fenty whereby, upon execution of formal definitive agreements, Mr. Fenty shall provide consulting services related to celebrity specific branding of new The3rdBevCo product lines, including, but not limited to, introductions to and branding strategies for celebrity specific products. Upon execution of formal definitive agreements, Mr. Fenty shall be compensated $125,000. Thereafter, he shall be compensated $125,000 confirmation of any formal meeting with Ms. Rhianna Fenty, $1,250,000.00 upon the signing of any formal agreement with Ms. Rhianna Fenty. Mr. Fenty shall also earn 2% of net profits derived from any celebrity brand created from the efforts of Mr. Fenty, including any products branded with Ms. Rhianna Fenty.

▪	On September 7, 2022, the Company announced the launch of a new celebrity partnership division which seeks to partner with well-known celebrities across various industries looking to use their influence and reach to launch beverage brands that fans can enjoy. In addition to the company’s offering and expertise in non-alcoholic and functional beverages, they will expand this new division to include clean, high-quality spirits. The company is in talks with several A-List celebrities with a combined reach of more than 500 million followers on social media as it moves to rapidly grow this new division.

▪	As of September 16, 2022, the Company had Convertible Notes with a combined face value of $450,000, which were in default and potentially subject to default cure provisions which require the issuance of up to 1,025,000 additional shares of common stock to cure the default, unless negotiated otherwise by the Company.

Item 4. Exhibits

Exhibit No.	Description
2.1	Certificate of Incorporation of LAID Beverages Inc. dated October 2, 2019 (incorporated by reference to Exhibit 2.1 to the Company’s Form 1-A filed and effective on December 30, 2020)
2.2	Bylaws of LAID Beverages Inc. dated October 2, 2019 (incorporated by reference to Exhibit 2.2 to the Company’s Form 1-A filed and effective on December 30, 2020)
10.1	11% Convertible Promissory Note Agreement, dated January 23, 2021, by and between Robert Marston, an individual and The3rdBevco, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Form 1-SA filed on February 14, 2022)
10.2	12.5% Convertible Promissory Note Agreement, dated February 16, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Form 1-SA filed on February 14, 2022)
10.3	First Amendment to 11% Convertible Promissory Note Agreement, dated May 15, 2021, by and between Thomas Cox, an individual and The3rdBevco, Inc. to extend the maturity date of the original 11% Convertible Promissory Note dated December 17, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Form 1-SA filed on February 14, 2022)
10.4	14% Convertible Promissory Note Agreement, dated May 20, 2021, by and between ETI Capital LLC, a limited liability company and The3rdBevco, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Form 1-SA filed on February 14, 2022)
10.5	12.5% Convertible Promissory Note Agreement, dated June 16, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Form 1-SA filed on February 14, 2022)
10.6	First Amendment to 12.5% Convertible Promissory Note Agreement, dated August 16, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. to extend the maturity date of the original 12.5% Convertible Promissory Note dated February 16, 2021 (incorporated by reference to Exhibit 10.6 to the Company’s Form 1-SA filed on February 14, 2022)
10.7	First Amendment to 12.5% Convertible Promissory Note Agreement, dated December 14, 2021, by and between Equity Markets Adv LLC, a limited liability company and The3rdBevco, Inc. to extend the maturity date of the original 12.5% Convertible Promissory Note dated June 16, 2021 (incorporated by reference to Exhibit 10.7 to the Company’s Form 1-SA filed on February 14, 2022)

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE3RDBEVCO, INC.

By:	/s/ Peter Scalise
Peter Scalise
President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Peter Scalise
Peter Scalise
Director

By:	/s/ Peter Scalise
Peter Scalise
Principal Executive Officer

By:	/s/ Peter Scalise
Peter Scalise
Principal Accounting and Financial Officer